SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
Public Company

PRESS RELEASE

Petrobras' Financial Exposure to the Energy Segment

(Rio de Janeiro, December 26, 2002) PETROLEO BRASILEIRO S.A. – Petrobras (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company announces that its net contingent financial exposure in relation to the commitments it has undertaken in the energy segment is subdivided as follows:

A- Thermoelectricity Plants based on the Merchant model

Petrobras is committed to make contingent payments on 3 (three) thermoelectricity plants covering operational expenses, taxes and opportunity costs on capital employed should revenue generated from energy sales from the plants be insufficient to cover all of the above items. The contingent payments will be automatically reduced by the operational profit originating from additional energy sales.

On September 30, 2002, should no revenue from energy sales be considered and assuming a discount rate of 12% per year, the Net Present Value of maximum contingent payments over the full life of the contracts is US$ 1.30 billion divided as follows:

Part of this exposure could be mitigated by the following initiatives:

  Technical dispatches from the Macaé plant – This plant is dispatched at the request of the ONS (National Electricity Grid System Operator) for stabilizing the electric current along the branch power line supplying the State of Espírito Santo and the northern area of the State of Rio de Janeiro. If the plant is so dispatched, it could generate gross revenues to Petrobras of approximately US$ 47 million annually;
  Technical dispatches from the Eletrobolt plant – This plant is dispatched at the request of the ONS for stabilizing the electric current supplying the power line linking São Paulo to the State of Rio de Janeiro during maintenance stoppages at the Angra I and II plants. This could generate an estimated revenue of US$ 21 million in 2003 for Petrobras and a minimum of US$ 5 million annually thereafter;
  Sales of electricity under short-term bilateral contracts from the merchant plants. It should be pointed out that energy sales are not affected by the dispatching of power from the plants. In other words, the plants do not necessarily have to be dispatched by the ONS to generate this revenue, since the revenues from technical dispatches is not impacted by sales under these contracts.

B- Thermoelectricity Plants with electricity purchase commitments

In addition, Petrobras has an undertaking to supply natural gas for the production of energy at 8 (eight) thermoelectricity plants as well as to acquire all or part of the energy generated by the plants at a price that remunerates the capital employed, at a pre-agreed level.

Should no additional sales contracts be signed, the maximum financial exposure is:

On September 30, 2002, assuming a discount rate of 12% per year, the Net Present Value of the maximum financial exposure is US$ 0.54 billion.

In summary, should no additional energy sales contracts be signed, Petrobras’ net contingent financial exposure arising from commitments undertaken in the energy segment is:

It should be noted that Petrobras continues to pursue its efforts to sell electricity, prioritizing contracts covering the 2003-2004 period. Currently, Petrobras is negotiating various contracts with distributors and free consumers for the period ending 2007, such as to reduce the company’s current exposure.

On the other hand, Petrobras believes that the market is likely to offer more attractive prices for delivered energy from 2008 onwards. For this reason, the company is only accepting contracts for the post-2007 period at prices that adequately remunerate our investments.

In the light of the contingent exposure and energy sales contracts currently under negotiation, the Board has authorized provisions of US$ 205 million to be made as of December 31, 2002. This is equivalent to 54% of the total exposure to the energy segment for 2003. The Company believes that it is premature to establish provisions for subsequent years.

In a meeting held on 12/20/2002 the Board has endorsed and ratified the policy of postponing investments in the energy area introduced in December 2001. Since then, Petrobras has only made investments reflecting contractual commitments previously assumed. This policy has reduced the Company’s exposure by 2,200 MW of thermoelectricity, about 49% of the total planned at the time the new policy was enacted.

Rio de Janeiro, December 26, 2002.

João Pinheiro Nogueira Batista
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.